MedVector Corp



ANNUAL REPORT

898 N. Pacific Coast Highway

El Segundo , CA 90245

(310) 869-3100

https://medvector.com/

This Annual Report is dated May 10, 2024.

BUSINESS

Before Pharmaceutical companies can sell or market new drugs to the public, they must conduct a Clinical Trial to get the approval of the FDA. Clinical trials are notoriously slow due to HIPAA privacy laws, which makes finding, recruiting, and enrolling patients into clinical studies very difficult. It's so bad, the average clinical trial takes longer than 10 years! Fixing this problem is a top priority as it leads to higher drug prices, lost medications, lost lives, poor access to advanced medicine, and wastes valuable patent-protection for our key customer, Pharma.

At MedVector, we believe greater patient access via telemedicine is the key to faster clinical trials. MedVector is an industry-first telemedicine platform for finding, enrolling, and connecting subjects to clinical studies from anywhere in the world. With MedVector's Prime-Control Telemedicine Technology, no subject is too far away or left behind.

Sources:

#1 delay - https://www.mesm.com/blog/tips-to-help-you-avoid-costly-clinical-research-delays/

Average length - https://www.medicinenet.com/script/main/art.asp?articlekey=9877

Patient recruitment companies fail - https://www.antidote.me/blog/5-common-clinical-trial-patient-recruitment-challenges-and-solutions

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $600,000.00

Use of proceeds: Concept development, hospital network, legal pathways, partnership development, product design, operational expenses.

Date: April 15, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $250,000.00

Number of Securities Sold: 812,558

Use of proceeds: Build device

Date: July 17, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: StartEngine Crowdfund
Final amount sold: $924,284.75
Number of Securities Sold: 700,714
Use of proceeds: Commercialize business
Date: September 15, 2021.
Offering exemption relied upon: Reg CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:
We are in the process of our launch. The additional capital gives us a cushion to get to our Series A funding round.

Foreseeable major expenses based on projections:
None. All major expenses (eg prototypes, software development) have been incurred. Operational costs, including advisors & PR, require ongoing funding until break-even.

Future operational challenges:
Landing initial contracts and the timing of the studies being delayed (ie outside of our control).
Critical hires of the right people for the right roles at the right time.
Future challenges related to capital resources:

This is a challenging industry to bootstrap. A clinical study could last 1 year, so even if we launch with only a few subjects, we would need to stay operational throughout the entire study. Because of this, access to capital is necessary to launch and scale. The good news is we have several VC's interested in funding our Series A once we have proven ourselves with early revenue generation.

Future milestones and events:
Securing initial contract(s).

Once we secure contracts with our CRO and Pharma contacts we will group as many subjects together at specific partner locations and begin generating revenue.

After proving our process to CROs and Pharma we plan to take new contracts to VC investors and raise Series A funding, to scale the business.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $64,386.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Individual

Amount Owed: $225,000.00

Interest Rate: 2.16%

Maturity Date: December 31, 2025

Creditor: Founder's LLC for SBA disaster relief loans taken out to fund the Company

Amount Owed: $75,000.00

Interest Rate: 1.0%

Maturity Date: December 31, 2051

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Scott Stout

Scott Stout's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Co-Founder

Dates of Service: June, 2017 - Present

Responsibilities: Build, operate, and scale MedVector. Salary is normally $15k/mo, which started when Scott left Wells Fargo Private Bank to work on this full time (May 2018) however covid has hindered company's VC investment (10 weeks into DD when the fund froze due to Covid), and prevented Scott from taking a salary.

Other business experience in the past three years:

Employer: Wells Fargo Private Bank
Title: Financial Advisor
Dates of Service: October, 2014 - April, 2018
Responsibilities: Wealth Management, Options Strategist, Team Ops

Other business experience in the past three years:
Employer: CleanBox Tech
Title: Board Member
Dates of Service: January, 2018 - September, 2019
Responsibilities: Advising on business aspects, market, and product fit.

Name: Dr. Dennis Patterson
Dr. Dennis Patterson 's current primary role is with Verras . Dr. Dennis Patterson currently services 2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: EVP Physicians & Co-Founder
Dates of Service: July, 2017 - Present
Responsibilities: Educating and speaking with doctors about the MedVector process.

Other business experience in the past three years:
Employer: Verras
Title: Chairman of the Board
Dates of Service: January, 2007 - Present
Responsibilities: Corporate direction and strategy

Other business experience in the past three years:

Employer: American College of Healthcare Trustees
Title: Board Member
Dates of Service: April, 2019 - Present
Responsibilities: Corporate oversight
Other business experience in the past three years:
Employer: Crossflo
Title: Vice Chairman of the Board
Dates of Service: January, 2013 - Present
Responsibilities: Corporate Oversight

Other business experience in the past three years:

Employer: Healthcare Advisors, LLC
Title: Managing Partner
Dates of Service: January, 2013 - Present

Responsibilities: This is a holding company that Dennis holds other companies he has purchased.

Name: Ted Barduson

Ted Barduson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: COO & Co-Founder
Dates of Service: January, 2021 - Present
Responsibilities: Operational management. Development of initial commercial contracts.

Name: Ian Leaman

Ian is Fractional CFO for the Issuer
Positions and offices currently held with the issuer:
Position: Fractional CFO and Board Member
Dates of Service: June, 2017 - Present

Responsibilities: Financial control and planning, treasury management, Board matters.
Other business experience in the past three years:

Employer: Duke & Leaman LLC
Title: Managing Partner
Dates of Service: August, 2014 - Present
Responsibilities: This is a personal service company through which Ian provides financial consulting adn CFO advisory services to various clients.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Scott Stout

Amount and nature of Beneficial ownership: 4,249,500

Percent of class: 54.2%

RELATED PARTY TRANSACTIONS

Name of Entity: Groves Family Holdings

Names of 20% owners: Kay Stout

Relationship to Company: Family member

Nature / amount of interest in the transaction: This is a credit line from a third party secured by the CEO's mothers' investment account.

Material Terms: The loan is attached to a credit line with an adjustable interest rate, currently 2.14%. There is no current maturity to the loan. Once paid back MedVector will still have access to this credit line until MedVector has the credit history to open it's own line.

OUR SECURITIES

The company has authorized Preferred Stock, and Common Stock. As part of a second Regulation Crowdfunding raise, the Company will be offering up to 700,714 of Common Stock.

Preferred Stock

The amount of security authorized is 2,500,000 with a total of 1,687,442 outstanding.

Voting Rights

One vote per share, votes with common on an as-converted basis, and has information and pro rata rights on subsequent financings.

Material Rights

Non-Participating Liquidation Preference

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,299,041 outstanding.

Voting Rights

One vote per share

Material Rights

The total shares outstanding on a fully diluted basis includes: 5,000,245 shares issued and 828,802 reserved purusant to an option pool.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year or longer. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, or longer, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the telemedicine industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, providing a telemedicine platform for connecting people and companies for clinical trial studies. Our revenues are therefore dependent upon the market for such need. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We are an early stage company and have not yet generated any profits MedVector Corp was formed on 12/19/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MedVector Corp has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that MedVector's Prime Control Telemedicine is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 10, 2024.

MedVector Corp

By   /s/ *Scott Stout*

        Name: MedVector Corp

        Title: CEO & Co-Founder

Exhibit A

FINANCIAL STATEMENTS



MEDVECTOR CORP.]
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 3

MEDVECTOR CORP. STATEMENT OF FINANCIAL POSITION 4

MEDVECTOR CORP. STATEMENT OF OPERATIONS 5

MEDVECTOR CORP. STATEMENT OF CASH FLOWS 6

MEDVECTOR CORP. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY 7

MEDVECTOR CORP. 8

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS 8

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 9

NOTE 3 – RELATED PARTY TRANSACTIONS 12

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS 12

NOTE 5 – LIABILITIES AND DEBT 12

NOTE 6 – EQUITY 13

NOTE 7 – SUBSEQUENT EVENTS 13



_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: MedVector Corp., Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 8, 2024

MEDVECTOR CORP. STATEMENT OF FINANCIAL POSITION
See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	64,386	430,542
Other Current Assets	9,460	1,333
Total Current Assets	**73,846**	**431,876**
Non-Current Assets:		
Intangible Assets, net	337,682	327,187
Fixed Assets, net	-	-
Total Non-Current Assets	**337,682**	**327,187**
TOTAL ASSETS	**411,528**	**759,063**
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable and Accrued Expenses	167,239	135,140
Related Party Loans Payable	225,000	225,000
Other Current Liabilities	-	-
Total Current Liabilities	**392,239**	**360,140**
Non-Current Liabilities:		
Total Non-Current Liabilities		
TOTAL LIABILITIES	**392,239**	**360,140**
EQUITY		
Preferred Stock		-
Common Stock		-
Additional Paid-in Capital	1,818,582	1,818,582
Retained Earnings	(3,209,292)	(2,504,659)
SAFE	1,410,000	1,085,000
TOTAL EQUITY	**19,290**	**398,923**
TOTAL LIABILITIES AND EQUITY	**411,528**	**759,063**

MEDVECTOR CORP. STATEMENT OF OPERATIONS
See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenue	-	-
Operating Expenses		
Professional Fees	592,115	574,868
General and Administrative	86,051	61,691
Research and Development	7,595	3,159
Total Operating Expenses	**685,762**	**639,719**
Total Loss from Operations	**(685,762)**	**(639,719)**
Other Expense		
Interest expense	18,707	13,763
Finance Fees	164	256
Total Other Income/Expense	**18,871**	**14,019**
Earnings Before Income Taxes, Depreciation, and Amortization	**(704,633)**	**(653,737)**
Depreciation Expense	-	-
Amortization Expense	-	-
Net Income (Loss)	**(704,633)**	**(653,737)**

MEDVECTOR CORP. STATEMENT OF CASH FLOWS
See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(704,633)	(653,737)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	-	-
Amortization Expense	-	-
Accounts Receivable		
Other Current Assets	(8,127)	1,856
Accounts Payable and Accrued Expenses	32,099	33,897
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	23,972	35,752
Net Cash provided by (used in) Operating Activities	**(680,661)**	**(617,985)**
INVESTING ACTIVITIES	-	-
Intangible Assets	(10,495)	(30,495)
Fixed Assets		
Net Cash provided by (used in) Investing Activities	**(10,495)**	**(30,495)**
FINANCING ACTIVITIES		
Accrued interest		
SAFE	325,000	660,000
Issuance of Stocks		
Net Cash provided by (used in) Financing Activities	**325,000**	**660,000**
Cash at the beginning of period	430,542	419,022
Net Cash increase (decrease) for period	(366,156)	11,520
Cash at end of period	**64,386**	**430,542**

MEDVECTOR CORP. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Preferred Stock		APIC	Retained Earnings	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning balance at 1/1/22	5,700,959		812,558		1,818,582	(1,850,922)	(32,340)
Issuance of Common Stock						-	-
Additional Paid in Capital						-	-
Net income (loss)						(653,737)	(653,737)
Ending balance at 12/31/22	**5,700,959**	**-**	**812,558**	**-**	**1,818,582**	**(2,504,659)**	**(686,077)**
Issuance of Common Stock	-					-	-
Additional Paid in Capital	-	-				-	-
Net income (loss)	-	-				(704,633)	(704,633)
Ending balance at 12/31/23	**5,700,959**	**-**	**812,558**	**-**	**1,818,582**	**(3,209,292)**	**(1,390,710)**

MEDVECTOR CORP.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

MedVector Corp. ("the Company") was incorporated on December 19, 2017 under the laws of the State of Delaware, and is headquartered in El Segundo, California. The Company plans to earn revenue through a telemedicine and logistics platform used to increase clinical trial participation, and assist doctors and hospitals in generating revenue, reducing costs, and bringing medicines to market more quickly. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise additional capital to be utilized for the on-going development of its business and operating models.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. As of December 31, 2023, the Company has not commenced full scale operations. The Company's activities since inception have consisted of business development, software development, and marketing efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results

4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $430,542 and $64,386 in cash as of December 31, 2022 and December 31, 2023, respectively. Total Cash consists of Restricted cash amounting to $6,255 and $6,255 as of December 31, 2022 and December 31, 2023, respectively which pertains to amounts held in an escrow account, managed by a third-party, as part of the ongoing Regulation CF raise. The Company does not have access to those funds until they are released to the Company.

Capitalized Internal-Use Software Costs

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes.

The company capitalized its software development costs, which totaled $327,187 and $337,682 as of December 31, 2022 and December 31, 2023, respectively, after determining that it was 'technically feasible'. The company has not yet provided provisions for amortization on its software as of December 31, 2022 and December 31, 2023.

The Company also reviews the recoverability of internally developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary on December 31, 2022 and 2023.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company with the primary aim to "eliminate clinical trial enrollment delays and frees trials from the locational constraints" plans to earn revenue by charging fees to clinical trial organizations for every patient brought or referred to them by the company.

As of December 31, 2023, the Company has not commenced full scale operations, thus, has not also earned any revenue.

Advertising Costs

Advertising costs associated with marketing the Company's products and services will be expensed as costs are incurred.

General and Administrative

General and administrative expenses of the company primarily consist of professional fees paid to external individuals and/or entities whom the company availed of services like accounting, legal, marketing/advertising for capital raising, and research & development among others.

Equity Based Compensation

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants issued by the company do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2022 and 2023 to be negligible.

As of December 31, 2023, the company has outstanding options and warrants issued to its major shareholders of 1,095,839 and 352,409, respectively.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, forthose tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, its policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years have been open since the Company's inception.

The federal net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has already filed its tax returns as of the date of December 31, 2022 but not yet in 2023.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2019 and 2020, the Company was advanced $175,000 and $50,000, respectively from a family member of a shareholder of the Company. The advance is currently subject to an interest rate of 2.16% per annum and has no maturity date. At both December 31, 2022 and 2023, accrued interest on these advances totals to $13,763 and $20,513, respectively.

Stoutland LLC is a personal service company owned by the CEO and majority shareholder, Scott Stout. It exists only to receive the income from MedVector under an independent contractor agreement. Given that the Company has not yet earned income as of December 31, 2023, there have been no transactions that took place with Stoutland LLC.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

On November 17, 2021 the Company was authorized to issue $2,000,000 of SAFE Notes. The terms of this issue were a Valuation Cap of $20,000,000 and a Discount of 18%. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. In a Liquidity Event or Dissolution Event the Investor's right to receive its Cash-Out Amount is Senior to payments for Common Stock.

The company has issued a total of $1,085,000 and $1,410,000 of these SAFE Notes as of December 31, 2022 and December 31, 2023. As of December 31, 2023, no SAFE notes have been converted to Preferred Stock.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00 per share. 5,700,959 shares comprised of 5,000,245 voting and 700,714 non-voting were issued and outstanding as of 2022 and 2023

Voting: Common stockholders are entitled to one vote per share
Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 2,500,000 of preferred shares with a par value of $0.00 per share. 812,558 shares were issued and outstanding as of 2022 and 2023.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and non-assessable common stock initially on a one-to-one basis. Preferred shares will automatically convert into common shares of the Company upon a registration pursuant to the Securities Act of 1933. There are adjustments for future conversions should there be certain dividends and or distributions to common stockholders as discussed in the company's amended articles of incorporation.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 7, 2024, the date these financial statements were available to be issued.

The Company issued an additional $25,000 of its SAFE Notes in the first quarter of 2024 resulting in a total of $1,435,000 of issued SAFE notes as of this quarter.

CERTIFICATION

I, Scott Stout, Principal Executive Officer of MedVector Corp, hereby certify that the financial statements of MedVector Corp included in this Report are true and complete in all material respects.

Scott Stout

CEO & Co-Founder